STATEMENT OF FINANCIAL CONDITION

Columbia Management Investment Distributors, Inc.
SEC File Number: 8-25845
December 31, 2016
With Report of Independent Registered Public Accounting Firm

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Management Investment Distributors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street
(No. and Street)

Boston	MA	02110-2804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Scherman 612-678-5232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Jeffrey J. Scherman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Management Investment Distributors, Inc, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2016

Contents



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Columbia Management Investment Distributors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Columbia Management Investment Distributors, Inc. (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2017

1

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2016
(in thousands except share amounts)

Assets		
Cash and cash equivalents	$	82,609
Receivables:		
Distribution fees from associated mutual funds		3,420
Due from affiliates		291
Other		661
Deferred acquisition costs		7,231
Intangible assets, net of accumulated amortization of $1,089		911
Total assets	$	95,123
Liabilities and Stockholder's Equity		
Liabilities:		
Payables:		
Due to affiliates	$	47,533
Distribution fees to outside distributors		17,902
Other		627
Deferred income taxes, net		3,052
Total liabilities		69,114
Commitments and contingencies (see note 8)		
Stockholder's equity:		
Common stock $1 par value per share:		
Authorized, issued and outstanding shares - 250		–
Additional paid - in capital		28,083
Accumulated deficit		(2,074)
Total stockholder's equity		26,009
Total liabilities and stockholder's equity	$	95,123

The accompanying notes are an integral part of these financial statements

Columbia Management Investment Distributors, Inc.
Notes to Statement of Financial Condition
December 31, 2016
(in thousands)

1. Organization and Significant Accounting Policies

Organization

Columbia Management Investment Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of J. & W. Seligman & Co, Inc., which is a wholly owned subsidiary of Columbia Management Investment Advisers, LLC, (CMIA), which is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and the various states in which the Company transacts.

The Company provides underwriting and distribution services for financial products, open-end investment companies and 529 plans managed by affiliated companies. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, retains distribution concessions, net of commissions paid to dealers for distribution of the investment companies' shares. The Company serves as the distributor of the combined Columbia complex of open-end investment companies and 529 plans, which includes funds known collectively as the Columbia Funds (the Funds), and serves as a placement agent or distributor of private and foreign funds managed by CMIA. The Company also provides certain marketing, distribution and sales support services for the Columbia Trust collective funds, which are sub-advised by CMIA.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies

Income taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

Fair value of financial instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company on December 31, 2016, approximate fair value.

Cash and cash equivalents: Cash equivalents include commercial paper with original maturities of 90 days or less.

Deferred acquisition costs: Certain commissions are advanced to affiliates and outside distributors by the Company in connection with the sales of class C mutual funds where customers are not charged a time of sale commission. As such these amounts paid by the Company are deferred and are generally amortized over the period for which the shares are subject to a contingent deferred sales charge. The Company has a process to evaluate impairment annually or whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. No impairments were identified as a result of these tests for the year ended December 31, 2016.

Intangible assets: Intangible assets are composed of acquired distribution relationships and are amortized over their estimated useful lives of 15 years. The Company evaluates the definite lived intangible assets' remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For definite lived intangible assets, impairment to fair value is recognized if the carrying amount is not recoverable. No impairments were identified as a result of these tests for the year ended December 31, 2016.

2. Recent Accounting Pronouncements

Presentation of Financial Statements - Going Concern

In August 2014, the Financial Accounting Standards Board (FASB) updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. The standard requires that management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. The standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company adopted the standard on January 1, 2016. There was no impact on the Company's results of operations and financial condition.

Compensation – Stock Compensation

In June 2014, the FASB updated the accounting standards related to stock compensation. The update clarifies the accounting for share-based payments with a performance target that could be achieved after the requisite service period. The update specifies the performance target should not be reflected in estimating the grant-date fair value of the award. Instead, the probability of achieving the performance target should impact vesting of the award. The standard is effective for interim and annual periods beginning after December 15, 2015. The Company adopted the standard on January 1, 2016. The adoption did not have a material impact on the Company's results of operations and financial condition.

Future Adoption of New Accounting Standards

Financial Instruments - Measurement of Credit Losses

In June 2016, the FASB updated the accounting standards related to accounting for credit losses on certain types of financial instruments, including finance and trade receivables carried at amortized cost. The update replaces the current incurred loss model for estimating credit losses with a new model that requires an entity to estimate the credit losses expected over the life of the asset. Generally, the initial estimate of the expected credit losses and subsequent changes in the estimate will be reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2019. Early adoption will be permitted for interim and annual periods beginning after December 15, 2018. A modified retrospective cumulative adjustment to retained earnings should be recorded as of the first reporting period in which the guidance is

effective for receivables and other financial instruments subject to the new expected credit loss model. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

Compensation – Stock Compensation

In March 2016, the FASB updated the accounting standards related to employee share-based payments. The update requires all excess tax benefits and tax deficiencies to be recognized as income tax expense or benefit in the income statement. This change is required to be applied prospectively to excess tax benefits and tax deficiencies resulting from settlements after the date of adoption. No adjustment is recorded for any excess tax benefits or tax deficiencies previously recorded in additional paid in capital. The update also requires excess tax benefits to be classified along with other income tax cash flows as an operating activity in the statement of cash flows. This provision can be applied on either a prospective or retrospective basis. The standard is effective for interim and annual periods beginning after December 15, 2016 with early adoption permitted. The Company adopted the standard on January 1, 2017 on a prospective basis, except for the cash flow statement provision, which will be applied on a retrospective basis beginning with the period ending December 31, 2017. During periods in which the settlement date fair value differs materially from the grant date fair value of certain share-based payment awards, the Company may experience volatility in income tax recognized in its results of operations.

Revenue from Contracts with Customers

In May 2014, the FASB updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. Subsequent related updates provide clarification on certain revenue recognition guidance in the new standard. The standard is effective for interim and annual periods beginning after December 15, 2017 and early adoption is permitted for interim and annual periods beginning after December 15, 2016. The standard may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The Company plans to adopt the revenue recognition guidance in the first quarter of 2018. The update does not apply to revenue associated with financial instruments as it is in the scope of other standards. The Company does not expect the update to have a material impact on these revenues. The Company's implementation efforts include the identification of revenue within the guidance and the review of the customer contracts to determine the Company's performance obligation and the associated timing of each performance obligation. The Company does not expect a material impact to the timing of revenue recognition; however, the Company's implementation effort to assess the impact of the standard on its results of operations, financial condition, and disclosure is still in process.

3. Intangible Assets

Intangible assets representing acquired distribution relationships are amortized over an assigned useful life of 15 years.

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2015 balance	$ 2,000	$ (956)	$ 1,044
Amortization	—	(133)	(133)
December 31, 2016 balance	$ 2,000	$ (1,089)	$ 911

4. Income Taxes

The Company had a receivable from the Parent for federal income taxes of $208 and for state income taxes of $9 at December 31, 2016, which were both included in Due from affiliates on the Statement of Financial Condition, respectively.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2016 are as follows:

Loss Carryovers	5
Total deferred income tax assets	27
Less: valuation allowance	(5)
Total deferred income tax assets	22
Deferred income tax liabilities:	
Deferred commission and intercompany gains	(2,693)
Intangible assets	(339)
State income taxes	(42)
Total deferred income tax liabilities	(3,074)
Net deferred income tax liability	$ (3,052)

Included in the Company's deferred income tax assets are tax benefits related to state net operating losses of $5, net of federal benefit, which will expire beginning December 31, 2017. Based on analysis of the Company's tax position, management believes it is more likely than not that the Company will not realize certain state deferred tax assets and state net operating losses and therefore a valuation allowance has been established.

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. Furthermore, management of the Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months. The company has no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2016.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax returns of Ameriprise Financial (the Parent), in the U.S. federal jurisdiction, and various states and foreign jurisdictions. In the fourth quarter of 2016, the Company received a cash settlement as final resolution to the 1997-2005 IRS audit. The IRS has completed its field examination of the 2006 through 2011 tax returns and these years are effectively settled. The IRS is currently auditing the Parent's U.S. income tax returns for 2012 and 2013. The Parent's or certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 2005 through 2015.

5. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1   Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2   Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash equivalents
The Company's cash equivalents, consisting of commercial paper, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

| | December 31, 2016 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ —	$ 74,983	$ —	$ 74,983
Total assets at fair value	$ —	$ 74,983	$ —	$ 74,983

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the year.

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2016, approximate fair value.

6. Net Capital Provisions and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2016, the Company had net capital of $13,787, which was $13,537 in excess of the amount required to be maintained. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

7. Related-Party Transactions

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for associated mutual funds sold through an affiliated field force and outside distributors. Distribution fees include point-of-sale fees (such as front-load mutual fund fees) and asset-based fees that are generally based on a contractual rate as a percentage of the fair value of assets (such as 12b-1 fees).

CMIA has agreed to provide sponsor support to the Company for any services provided and liabilities incurred in its capacity as a principal underwriter and distributor of the Columbia Funds.

Receivables due from affiliates on the statement of financial condition as of December 31, 2016, primarily relates to receivables for Federal and state taxes of $216.

Payables due to affiliates on the statement of financial condition as of December 31, 2016, primarily relates to 12b-1 fees of $25,922, fees for use of affiliates' wholesaling and marketing capabilities of $12,268, transfer agent fees of $4,468, administration support payable to the parent of $2,558 and marketing support fees of $2,066.

8. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

9. Subsequent Events

As of February 24, 2017, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

Outside of back cover

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